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                              February 24, 2023

       J. Abbott R. Cooper
       Manager
       Driver Management Company LLC
       1266 E. Main Street
       Suite 700R
       Stamford, CT 06902

                                                        Re: First Foundation
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed February, 17, 2023
                                                            Filed by Driver
Management Company LLC, Driver Opportunity Partners I
                                                            LP, J. Abbott R.
Cooper, et al.

       Dear J. Abbott R. Cooper:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 17, 2023

       General

   1.                                                   We note disclosure in
the Company   s soliciting material filed pursuant to Exchange Act
                                                        Rule 14a-12 on February
23, 2023 that the Company has determined that (i) Driver   s
                                                        Notice of Nomination
delivered on December 30, 2022 is invalid, (ii) the deadline for a timely and proper
notice of intention to nominate candidates for election as directors at the
                                                        2023 Annual Meeting has
passed and (iii) therefore, Driver does not have the right to nominate any candidates
for election as directors at the 2023 Annual Meeting. Please revise your proxy
statement disclosure to reflect these events and Driver   s plans going
                                                        forward with respect to
its solicitation in opposition. Please also update the proxy statement to reflect,
if true, Driver   s withdrawal of its nomination of Ms. Flores for
                                                        election to the Board
at the Annual Meeting.
   2.                                                   Refer to the preceding
comment. We remind you that notwithstanding the Company   s
 J. Abbott R. Cooper
FirstName  LastNameJ. Abbott LLC
                             R. Cooper
Driver Management   Company
Comapany24,
February   NameDriver
             2023     Management Company LLC
February
Page 2 24, 2023 Page 2
FirstName LastName
         right to avoid using a universal proxy card at the current time, Driver remains subject to the requirements of Exchange Act Rule 14a-19(e). Please also refer to Questions 139.04 and 139.05 (December 6, 2022) of the Compliance and Disclosure Interpretations for
         Proxy Rules and Schedules 14A/14C.
3. Refer to the third whole paragraph on page 2 of the proxy statement. Disclosure in this
         paragraph indicates that    [i]f elected, the Driver Nominees   will
seek to work with the
         other members of the Board to increase stockholder value through    a
combination of
         capital allocation, alignment of interests and focus on stockholder return. Compare these three items to the three objectives listed in the first paragraph on page 1. Please clarify if these are intended to be the same three objectives or a total of six different goals.
Why is total return important?, page 6

4. Footnote 3 contains a non-working web address. Please revise. Quorum; Broker Non-Votes; Discretionary Voting, page 36

5.       Disclosure on page 36 states that    [i]f you hold your shares in
street name and do not
         provide voting instructions to your broker, bank or other nominee on how to vote, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on Proposal 1 and
         Proposal 3.    It is our understanding that in a contested election a
broker does not have
         discretionary authority to vote on any proposals voted on at the meeting, whether routine or not. Please provide support for your statement or revise the disclosure here and under
         the caption    Proposal 2: Ratification of Appointment of Independent
Registered Public
         Accounting Firm    to clarify the circumstances under which a broker
will and will not
         have discretionary authority to vote on Proposal 2 given the current position of the
         Company noted in the first comment and the potential outcome of a successful challenge by Driver.
Votes Required for Approval, page 36

6. Please revise the discussion regarding the contested director election and the related
         plurality voting standard to reflect the Company   s determination
referenced in the first
         comment.
Certain Additional Information, page 41

7. Please advise us when Driver anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Driver will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.
 J. Abbott R. Cooper
Driver Management Company LLC
February 24, 2023
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



FirstName LastNameJ. Abbott R. Cooper                       Sincerely,
Comapany NameDriver Management Company LLC
                                                            Division of
Corporation Finance
February 24, 2023 Page 3                                    Office of Mergers &
Acquisitions
FirstName LastName